Exhibit (d)(2)

American Century Asset Allocation Portfolios, Inc.

MANAGEMENT AGREEMENT

THIS MANAGEMENT AGREEMENT (“Agreement”) is effective as of the 16th day of July, 2010, by and between AMERICAN CENTURY ASSET ALLOCATION PORTFOLIOS, INC., a Maryland corporation (hereinafter called the “Company”), and AMERICAN CENTURY INVESTMENT MANAGEMENT, INC., a Delaware corporation (hereinafter called the “Investment Manager”).

WHEREAS, a majority of those members of the Board of Directors of the Company (collectively, the “Board of Directors”, and each individually a “Director”) who are not “interested persons” as defined in the Investment Company Act of 1940 (the “Investment Company Act”) (hereinafter referred to as the “Independent Directors”), has approved this Agreement as it relates to each series of shares of the Company set forth on Schedule A attached hereto (the “Funds”).

NOW, THEREFORE, IN CONSIDERATION of the mutual promises and agreements herein contained, the parties agree as follows:

1.           Services.

(a)
Investment Management Services.  The Investment Manager shall supervise the investments of each class of each Fund, and each class of each subsequent series of shares as the Company shall select the Investment Manager to manage.  In such capacity, the Investment Manager shall either directly, or through the utilization of others as contemplated by Section 7 below, maintain a continuous investment program for each Fund, determine what securities shall be purchased or sold by each Fund (including the allocation of each Funds’ assets among the various underlying American Century funds in which the series may invest), secure and evaluate such information as it deems proper and take whatever action is necessary or convenient to perform its functions, including the placing of purchase and sale orders.  In performing its duties hereunder, the Investment Manager will manage the portfolios of all classes of shares of a particular Fund as a single portfolio.

(b)
Shareholder Services.  The Investment Manager may provide or cause one of its affiliates to provide shareholder and administrative services to the shareholders of the Company (“Shareholder Services”) or it may engage third parties to do so.  Such Shareholder Services and related expenses may include, but are not limited to, (A) placing purchase, exchange and redemption orders with the transfer agent; (B) providing shareholders with a service that invests the assets of their accounts in shares pursuant to specific or pre-authorized instructions; (C) processing dividend payments on behalf of shareholders and assisting shareholders in changing dividend options, account designations and addresses; (D) providing and maintaining elective services such as wire transfer services; (E) maintaining account records for shareholders; (F) issuing confirmations of transactions; (G) creating and forwarding shareholder communications (such as proxies, shareholder reports, annual and semiannual financial statements and dividend, distribution and tax notices) to shareholders; and (H) providing other similar administrative and sub-transfer agency services.  Shareholder Services do not include those activities and expenses that are primarily intended to result in the sale of additional shares.

American Century Asset Allocation Portfolios, Inc.

2.	Compliance with Laws. All functions undertaken by the Investment Manager hereunder shall at all times conform to, and be in accordance with, any requirements imposed by:

(a)	the Investment Company Act and any rules and regulations promulgated thereunder;

(b)	any other applicable provisions of law;

(c)	the Articles of Incorporation of the Company as amended from time to time;

(d)	the Bylaws of the Company as amended from time to time;

(e)	the Multiple Class Plan of the Company as amended from time to time; and

(f)	the registration statement(s) of the Company, as amended from time to time, filed under the Securities Act of 1933 and the Investment Company Act.

3.
Board Supervision.  All of the functions undertaken by the Investment Manager hereunder shall at all times be subject to the direction of the Board of Directors, its executive committee, or any committee or officers of the Company acting under the authority of the Board of Directors.

4.
Payment of Expenses.  The Investment Manager will pay all of the expenses of each class of each Fund, other than interest, taxes, brokerage commissions, extraordinary expenses, the fees and expenses of the Independent Directors (including counsel fees), and expenses incurred in connection with the provision of shareholder services and distribution services under a plan adopted pursuant to Rule 12b-1 under the Investment Company Act.  The Investment Manager will provide the Company with all physical facilities and personnel required to carry on the business of each class of each Fund that it shall manage, including but not limited to office space, office furniture, fixtures and equipment, office supplies, computer hardware and software and salaried and hourly paid personnel.  The Investment Manager may at its expense employ others to provide all or any part of such facilities and personnel.

5.
Account Fees.  The Company, by resolution of the Board of Directors, including a majority of the Independent Directors, may from time to time authorize the imposition of a fee as a direct charge against shareholder accounts of any class of one or more of the Funds, such fee to be retained by the Company or to be paid to the Investment Manager to defray expenses which would otherwise be paid by the Investment Manager in accordance with the provisions of paragraph 4 of this Agreement.  At least sixty days prior written notice of the intent to impose such fee must be given to the shareholders of the affected Fund or Fund class.

6.	Fees.

(a)	Investment Management Fee. No Fund or Fund class shall pay to the Investment Manager a fee for the investment management services rendered hereunder.

(b)
Administrative Fee.  In consideration of the Shareholder Services provided by the Investment Manager, each class of each Fund shall pay to the Investment Manager an administrative fee that is calculated as described in this Section 6 using the fee schedule set forth on Schedule A.

American Century Asset Allocation Portfolios, Inc.

(c)
Daily Administrative Fee Calculation. For each calendar day, each class of each Fund shall accrue an administrative fee calculated by multiplying the per annum administrative fee rate for that class times the net assets of the class on that day, and further dividing that product by 365 (366 in leap years).

(d)
Monthly Administrative Fee Payment. On the first business day of each month, each class of each Fund shall pay the administrative fee to the Investment Manager for the previous month.  The fee for the previous month shall be the sum of the Daily Administrative Fee Calculations for each calendar day in the previous month.

(e)
Additional Series or Classes. In the event that the Board of Directors shall determine to issue any additional series or classes of shares for which it is proposed that the Investment Manager serve as investment manager, the Company and the Investment Manager may enter into an Addendum to this Agreement setting forth the name of the series and/or classes, the fee schedule for each and such other terms and conditions as are applicable to the management of such series and/or classes, or, in the alternative, enter into a separate management agreement that relates specifically to such series and/or classes of shares.

7.
Subcontracts.  In rendering the services to be provided pursuant to this Agreement, the Investment Manager may, from time to time, engage or associate itself with such persons or entities as it determines is necessary or convenient in its sole discretion and may contract with such persons or entities to obtain information, investment advisory and management services, or such other services as the Investment Manager deems appropriate.  Any fees, compensation or expenses to be paid to any such person or entity shall be paid by the Investment Manager, and no obligation to such person or entity shall be incurred on behalf of the Company.  Any arrangement entered into pursuant to this paragraph shall, to the extent required by law, be subject to the approval of the Board of Directors, including a majority of the Independent Directors, and the shareholders of the Company.

8.
Continuation of Agreement.  This Agreement shall become effective for each Fund as of the date first set forth above (the “Effective Date”) and shall continue in effect for each Fund for a period of two years from the Effective Date, unless sooner terminated as hereinafter provided, and shall continue in effect from year to year thereafter for each Fund only as long as such continuance is specifically approved at least annually (i) by either the Board of Directors or by the vote of a majority of the outstanding voting securities of such Fund, and (ii) by the vote of a majority of the Directors who are not parties to the Agreement or interested persons of any such party, cast in person at a meeting called for the purpose of voting on such approval.  The annual approvals provided for herein shall be effective to continue this Agreement from year to year if given within a period beginning not more than 90 days prior to the date on which it would otherwise terminate in each applicable year, notwithstanding the fact that more than 365 days may have elapsed since the date on which such approval was last given.

9.
Termination.  This Agreement may be terminated, with respect to any Fund, by the Investment Manager at any time without penalty upon giving the Company 60 days’ written notice, and may be terminated, with respect to any Fund, at any time without penalty by the Board of Directors or by vote of a majority of the outstanding voting securities of each class of such Fund on 60 days’ written notice to the Investment Manager.

American Century Asset Allocation Portfolios, Inc.

10.
Effect of Assignment.  This Agreement shall automatically terminate with respect to any Fund in the event of its assignment by the Investment Manager. The term “assignment” for this purpose has the meaning  defined in Section 2(a)(4) of the Investment Company Act.

11.
Other Activities.  Nothing herein shall be deemed to limit or restrict the right of the Investment Manager, or the right of any of its officers, directors or employees (who may also be a Director, officer or employee of the Company), to engage in any other business or to devote time and attention to the management or other aspects of any other business, whether of a similar or dissimilar nature, or to render services of any kind to any other corporation, firm, individual or association.

12.
Standard of Care.  In the absence of willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations or duties hereunder on the part of the Investment Manager, it, as an inducement to it to enter into this Agreement, shall not be subject to liability to the Company or to any shareholder of the Company for any act or omission in the course of, or connected with, rendering services hereunder or for any losses that may be sustained in the purchase, holding or sale of any security.

13.
Separate Agreement.  The parties hereto acknowledge that certain provisions of the Investment Company Act, in effect, treat each series of shares of an investment company as a separate investment company.  Accordingly, the parties hereto hereby acknowledge and agree that, to the extent deemed appropriate and consistent with the Investment Company Act, this Agreement shall be deemed to constitute a separate agreement between the Investment Manager and each Fund.

14.
Use of the Name “American Century”.  The name “American Century” and all rights to the use of the name “American Century” are the exclusive property of American Century Proprietary Holdings, Inc. (“ACPH”).  ACPH has consented to, and granted a non-exclusive license for, the use by the Company of the name “American Century” in the name of the Company and any Fund.  Such consent and non-exclusive license may be revoked by ACPH in its discretion if ACPH, the Investment Manager, or a subsidiary or affiliate of either of them is not employed as the investment adviser of each Fund.  In the event of such revocation, the Company and each Fund using the name “American Century” shall cease using the name “American Century” unless otherwise consented to by ACPH or any successor to its interest in such name.

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed by their respective duly authorized officers to be effective as of the day and year first above written.

American Century Investment Management, Inc.	American Century Asset Allocation Portfolios, Inc.
/s/ David H. Reinmiller	/s/ Charles A. Etherington
David H. Reinmiller	Charles A. Etherington
Vice President	Senior Vice President

American Century Asset Allocation Portfolios, Inc.	Schedule A: Fee Schedules

Schedule A

Fee Schedules

	Administrative Fee Schedule by Class
Fund	Investor	Institutional	A	R
LIVESTRONG 2015 Portfolio	0.20%	0.00%	0.20%	0.20%
LIVESTRONG 2020 Portfolio	0.20%	0.00%	0.20%	0.20%
LIVESTRONG 2025 Portfolio	0.20%	0.00%	0.20%	0.20%
LIVESTRONG 2030 Portfolio	0.20%	0.00%	0.20%	0.20%
LIVESTRONG 2035 Portfolio	0.20%	0.00%	0.20%	0.20%
LIVESTRONG 2040 Portfolio	0.20%	0.00%	0.20%	0.20%
LIVESTRONG 2045 Portfolio	0.20%	0.00%	0.20%	0.20%
LIVESTRONG 2050 Portfolio	0.20%	0.00%	0.20%	0.20%
LIVESTRONG Income Portfolio	0.20%	0.00%	0.20%	0.20%
One Choice Portfolio: Very Conservative	0.00%	n/a	n/a	n/a
One Choice Portfolio: Conservative	0.00%	n/a	n/a	n/a
One Choice Portfolio: Moderate	0.00%	n/a	n/a	n/a
One Choice Portfolio: Aggressive	0.00%	n/a	n/a	n/a
One Choice Portfolio: Very Aggressive	0.00%	n/a	n/a	n/a